Filed by Grubb & Ellis Company
Pursuant to Rule 425
Under the Securities Act of 1933
Commission File Number: 001-08122
Media Release

FOR IMMEDIATE RELEASE	Contact:	Janice McDill, 312.698.6707
janice.mcdill@grubb-ellis.com
Registration Statement for Grubb & Ellis Merger
with NNN Realty Advisors Declared Effective
CHICAGO (Nov. 2, 2007) — Grubb & Ellis Company (NYSE: GBE ), a leading provider of integrated real estate services, announced today that the Securities and Exchange Commission has declared the Company’s registration statement on Form S-4 effective with respect to the proposed merger with NNN Realty Advisors, Inc., a full-service commercial real estate asset management and services firm.
     The Form S-4 includes a joint proxy statement that sets forth the time and place for the special meetings of Grubb & Ellis stockholders and of NNN Realty Advisors stockholders to vote on approval of the merger agreement, which has been endorsed by the boards of directors of both companies.
     Grubb & Ellis stockholders of record as of Oct. 26, 2007 will be mailed proxy statements and may vote by proxy or in person at a special meeting of Grubb & Ellis stockholders scheduled for 12 p.m. (Noon) Pacific time on Dec. 6, 2007 in Costa Mesa, Calif. NNN Realty Advisors will hold its special meeting of stockholders earlier that day to vote on the proposed merger. The transaction is expected to close as soon as practicable following the stockholder meetings, subject to obtaining approval of the merger by the stockholders of both Grubb & Ellis and NNN Realty Advisors.
Grubb & Ellis Company
Grubb & Ellis Company is one of the world’s leading full-service commercial real estate organizations, providing a complete range of transaction, management and consulting services. By leveraging local expertise with our global reach, Grubb & Ellis offers innovative, customized solutions and seamless service to owners, corporate occupants and investors throughout the globe. For more information, visit the Company’s Web site at http://www.grubb-ellis.com.
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Grubb & Ellis Company
500 West Monroe Street, Suite 2800   Chicago, IL 60661   312.698.6700

2-2-2
11/02/07
Registration Statement for Grubb & Ellis Merger with NNN Realty Advisors Declared
Effective
NNN Realty Advisors, Inc.
NNN Realty Advisors is a nationwide commercial real estate asset management and services firm that sponsors real estate investment programs to provide investors with the opportunity to engage in tax-deferred exchanges of real property and to invest in other real estate investment vehicles, including public non-traded real estate investment trusts and real estate investment funds.
NNN Realty Advisors is the parent company of Triple Net Properties, LLC, Triple Net Properties Realty, Inc. and NNN Capital Corp., a FINRA-registered broker-dealer. NNN Realty Advisors is the sponsor of commercial real estate investment programs; including tax-deferred 1031 tenant-in-common (TIC) exchanges and two recently launched public non-traded real estate investment trusts, NNN Apartment REIT and NNN Healthcare/Office REIT. NNN Realty Advisors currently manages a portfolio of commercial real estate valued at approximately $5.0 billion.
ADDITIONAL INFORMATION AND WHERE TO FIND IT:
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. In connection with the proposed merger, Grubb & Ellis Company and NNN Realty Advisors have filed a joint proxy statement/prospectus with the Securities and Exchange Commission as part of a registration statement regarding the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus of Grubb & Ellis and NNN Realty Advisors because it contains important information about Grubb & Ellis and NNN Realty Advisors and the proposed merger. Investors and security holders may obtain copies of the preliminary joint proxy statement/prospectus and the definitive proxy statement/prospectus (when available), and other documents filed by Grubb & Ellis and NNN Realty Advisors with the SEC at the SEC’s website at http://www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Grubb & Ellis and NNN Realty Advisors by directing such request to: Grubb & Ellis Company, 500 West Monroe Street, Suite 2800, Chicago, IL 60661, 312.698.6707, Attention: Janice McDill or to NNN Realty Advisors, Inc., 1551 N. Tustin Avenue, Suite 300, Santa Ana, CA 92705, 714.667.8252 x861, Attention: Michael Rispoli. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.
Grubb & Ellis, NNN Realty Advisors and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Grubb & Ellis and NNN Realty Advisors, respectively, in connection with the merger. Information about Grubb & Ellis’ and NNN Realty Advisors’ directors and executive officers is set forth in the preliminary joint proxy statement/prospectus, which can be found on the SEC’s website at http://www.sec.gov.
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